UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 27, 2007

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

CEO Terms of Employment

Arlington, VA – February 26, 2007: Metal Storm Limited (NASDAQ ticker symbol:
MTSX and ASX trading code: MST).

Metal Storm today announced the signing of an employment agreement with new
CEO Dr Lee Finniear.

Dr Finniear’s remuneration arrangements will include a base salary and incentive arrangements.

Annual incentive

The annual incentive component will be a maximum of 30% of the total remuneration.  The bonus will be subject to the achievement by Dr Finniear of key performance indicators set by the Metal Storm Board in agreement with Dr
Finniear.  Metal Storm has the discretion to pay a proportion of the full annual bonus where some but not all of the agreed key performance indicators are met in any bonus period or where his employment ends part way through a bonus period.

Long term bonus

In addition to the annual bonus mentioned above, a long term bonus of up to a maximum of A$40,000 (after tax) if, in the opinion of the Metal Storm Board, in its absolute discretion, Dr Finniear’s performance as Chief Executive
Officer has been satisfactory during:

(a) the two year period from the commencement of his employment to February
18, 2009; or
(b) a shorter period that is agreed in writing between Dr Finniear and Metal
Storm.
If the Board decides to pay Dr Finniear the long term bonus, it will make the payment within 30 days after February 18m, 2009, or within 30 days of the last day of a shorter period agreed under clause (b) above.

The Metal Storm Board may, at its absolute discretion, pay Dr Finniear a proportion of the full long-term bonus amount if:
(c) Dr Finniear’s employment with Metal Storm ends prior to February 18, 2009, or prior to the last day of a shorter period agreed under clause (b) above;
and/or
(d) having regard to Dr Finniear’s performance during the relevant period, the
Metal Storm Board believes, in its absolute discretion, that only a proportionate payment is appropriate.
Option to subscribe for shares
Metal Storm will offer Dr Finniear 1,000,000 unquoted Options to subscribe for ordinary shares in Metal Storm on the terms set out in the schedule to be issued by February 28, 2007.
Other details

Dr Finniear’s employment continues until terminated in accordance with the contract.  Metal Storm may terminate Dr Finniear’s employment at any time:

(a) by giving three months’ written notice (and may provide payment in lieu of all or part of this notice period).  In this case, Dr Finniear will be entitled to a severance payment of six months’ of his total remuneration; or

(b) immediately if Dr Finniear commits any act of serious misconduct.

Dr Finniear may terminate his employment at any time by giving three months’
written notice to Metal Storm.  Metal Storm may elect that the termination will occur before the end of the notice period, if so, will provide payment in lieu of such notice.

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX

Company Contacts:
Australia & US
Jim MacDonald - Chief Financial Officer, Metal Storm Limited - Ph: +61 (0) 7
3123 4700

About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology.  The company is headquartered in
Brisbane, Australia and incorporated in Australia, with an office in
Arlington, Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio.  The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system.  Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbour
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Schedule – unquoted Option terms

1 Each Option entitles the holder to subscribe for one fully paid ordinary share in the Company upon exercise of the Option and payment of the exercise price.
2 Each Option may be exercised during the Exercise Period at an exercise price of A$0.185.
3 The Exercise Period means, in relation to:
(i) 500,000 Options (Tranche 1), the period commencing on August 18, 2007 and ending at 5pm (Brisbane time) on the date which is five (5) years after the date of allotment; and
(ii) 500,000 Options (Tranche 2), the period commencing on February 18, 2008 and ending at 5pm (Brisbane time) on the date which is five (5) years after the date of allotment.
4 An Option will be exercisable by giving notice of exercise to the Company, and paying the exercise price for the Option. Options may only be exercised in multiples of 1,000, except when the quantity exercised represents the total holding.  Shares will be issued within 14 days of receipt of valid notice and payment of the exercise price.
5 The Options will not confer an entitlement to receive dividends declared and paid by the Company, nor an entitlement to vote at general meetings of the
Company.
6 Each share issued on the exercise of an Option will rank equally with the issued shares.
7 An Option holder cannot participate in new issues of securities by the
Company without exercising the Options.
8 The Company has not and will not apply to ASX for quotation of the Options.
9 The Options are not transferable.
10 The Company will apply for quotation by ASX of the shares issued upon exercise of Options within the time period required by the Listing Rules.
Unless the Board decides otherwise (in its absolute discretion), the Option holder must not sell, or offer for sale, the shares issued upon exercise of the Options within 12 months after the issue of those shares.
11 Options within a tranche will lapse immediately upon the occurrence of any of the following events:
(i) the Options are not exercised during the Exercise Period for that tranche;
and
(ii) prior to the commencement of the Exercise Period for that tranche, the
Option holder ceases to be employed as Chief Executive Officer of the Company, except to the extent that the Company’s board determines that some or all of the Options will not lapse; or
(iii) not more than one month prior to the commencement of the Exercise Period for that tranche, the Company’s board notifies the Option holder in writing that it has determined, in its absolute discretion, that his performance as
Chief Executive Officer of the Company has not been satisfactory, except to the extent that the notice specifies that some or all of the Options will not lapse.
12 In the event of a reorganization of the capital of the Company, the rights of the Option holder will be changed to the extent necessary to comply with the Listing Rules applying to a reorganization of capital at the time of the reorganization.
13 If the capital of the Company is reconstructed, the number of Options and/or the exercise price of the Options will be correspondingly reconstructed in a manner which will not result in any additional benefits being conferred on Option holders which are not conferred on shareholders.
14 A certificate will not be issued for the Options.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: February 27, 2006	By:	James MacDonald
	Name:	James MacDonald
	Title:	Company Secretary/Chief Financial Officer